

Komathi Stem · 3rd

COO, Glooko, Inc.

Palo Alto, California · 500+ connections · **Contact info**

 **Glooko**

 **University of Virginia**

Experience



Chief Operating Officer

Glooko · Full-time

Jan 2020 – Present · 6 mos

Palo Alto, CA



Founder and CEO

monARC Bionetworks, Inc.

Aug 2016 – Dec 2019 · 3 yrs 5 mos

Palo Alto, CA

Founded a company focused on accelerating discovery by democratizing research where everyone has a voice, has access and benefits. The monARC Bionetworks' multi-discipline team of drug development and digital technology experts have created a comprehensive end-to-end clinical research platform that enables earlier and broader collaboration betw ...see mor

Komathi Stem

ReThynk Consulting

Sep 2016 – Jan 2017 · 5 mos

Palo Alto, CA

Providing strategic innovation consulting to start ups and large pharma/biotech companies.



Genentech

10 yrs 7 mos



Strategic Innovation Consultant

Apr 2016 – Jan 2017 · 10 mos



Sr. Director, Product Development

Jul 2006 – Mar 2016 · 9 yrs 9 mos
South San Francisco

Strategic Innovation Leader
Global Head of Study Management
Regional Monitoring Director



Chief Operating Officer and Strategic Advisor

Science 37, Inc.
Mar 2015 – Jul 2016 · 1 yr 5 mos
Greater Los Angeles Area

Show 2 more experiences ⌄

Education



University of Virginia

MA, Biomedical Engineering
1990 – 1992



St. Olaf College

Bachelor of Science (BS), Mathematics
1983 – 1987



